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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                  First Target Acquisition, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            337145 10 6
                          (CUSIP Number)

Branden T. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-7411)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        April 29, 1999
     (Date of Event which Requires Filing of this Statement)

     1.   Richard H. Gwinn

     2.   (a)__.

          (b) X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   OO.

     5.   None; not applicable.

     6.   Pennsylvania.

     Number of Shares         7.   Sole Voting Power: 901,543
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 901,543
                             10. Shared Dispositive Power: None.

     11.  901,543

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  8.1%

     14.  IN.

     Item 1. First Target Acquisition, Inc., a Nevada corporation (SEC File No. 0-23905 [the "Company"]); 210 West Fourth Street, Suite 101, East Stroudsburg, Pennsylvania 18301; $0.001 par value common voting stock.

     Item 2.(a) Richard H. Gwinn
            (b) 288 Hares Lane, Radnor, Pennsylvania 19087.
            (c) The Abbotts Organization, 5 Radnor Corporate Center, Suite 520, 100 Matsonford Road, Radnor, Pennsylvania 19087.
            (d)  None.
            (e)  None.
            (f)  US.

     Item 3. The shares of the Company's common stock were acquired in exchange for 20 shares of common stock of thatlook.com, a New Jersey corporation ("thatlook"), pursuant to an Agreement and Plan of Reorganization between the Company, thatlook and the stockholders of thatlook (the "Plan"). On or about May 11, 1999, the Company filed a Current Report on Form 8-K disclosing the terms of the Plan, which Current Report is incorporated herein by reference. See Item 7, below.

     Item 4. The purpose of the transaction was a change in control of the Company pursuant to the Plan. Under the Plan, Richard H. Gwinn became the President and a director of the Company.

     Item 5.(a) 901,543 shares.
            (b)  Sole Voting Power: 901,543 shares; Shared Voting Power:
None; Sole Dispositive Power: 901,543 shares; and Shared Dispositive Power:
None.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None; not applicable.

     Item 7. Current Report on Form 8-K, filed with the Securities and Exchange Commission on or about May 11, 1999.*

               * This document has previously been filed with the
                 Securities and Exchange Commission and is incorporated herein by this reference.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 5/12/99                        By /s/ Richard H. Gwinn
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                                        Richard H. Gwinn